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April 28, 2020	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Via EDGAR

Paul Fischer

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CytomX Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A filed April 17, 2020
File No. 001-37587

Dear Mr. Fischer:

On behalf of CytomX Therapeutics, Inc. (the “Company”), we are responding to the oral comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) conveyed to us on April 27, 2020 regarding the review of the above-referenced filing of the Company. We have set forth below our response to the inquiry raised by the Staff. For ease of reference, we have included the Staff’s comment in its entirety in bold and italicized text preceding our response.

April 28, 2020

Preliminary Proxy Statement on Schedule 14A

1.

We note that under Proposal 3 you’re seeking to increase the number of authorized common shares from 75 million to 150 million shares. Please revise to clarify, if true, that the Board currently has no specific designated purpose for the increased number of common shares. To the extent the Board does have a specific designated purpose intended for the proposed increase to the common shares, please revise to so disclose and include all applicable disclosures required by Note A to Schedule 14A.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s board of directors currently has no specific designated purpose for the increase in authorized shares of common stock. In response to the Staff’s comment, the Company confirms that it will revise page 13 of the Company’s Preliminary Proxy Statement by adding disclosure to its Definitive Proxy Statement to be filed on April 29, 2020 under the “Proposal 3 Approval to Amend our Amended and Restated Certification of Incorporation to Increase the Number of Shares of Authorized Common Stock From 75,000,000 to 150,000,000—Board Recommendation” section as follows (emphasis added):

“The Board believes that additional authorized shares of common stock would give the Company the necessary flexibility to issue shares for various corporate purposes, including, in particular, capital-raising or financing transactions, and enable the Company to take timely advantage of market conditions and opportunities. Other corporate purposes for which the additional authorized shares could be used include, but are not limited to, potential strategic transactions, including mergers, acquisitions, and other business combinations; future development of the Company’s pipeline of products, future grants and awards under equity compensation plans; stock splits and stock dividends; and other general corporate working capital needs. The Board currently has no specific designated purpose for the increase in authorized shares of common stock. As a general matter, the Board would be able to issue the additional authorized shares of common stock at its discretion from time to time, subject to and as limited by, rules or listing requirements of the Nasdaq or any other then applicable securities exchange, and without further action or approval of the Company’s stockholders. The discretion of the Board, however, would be subject to any other applicable rules and regulations in the case of any particular issuance or reservation for issuance that might require our stockholders to approve such transaction.”

In addition, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Mark V. Roeder
Mark V. Roeder of LATHAM & WATKINS LLP

cc:	Sean McCarthy, CytomX Therapeutics, Inc.
Lloyd Rowland, CytomX Therapeutics, Inc.
Miles Jennings, Latham & Watkins LLP